June 3, 2019

Andrew M. Rooke
Chief Executive Officer
ASV Holdings, Inc.
840 Lily Lane
Grand Rapids, MN 55744

       Re: ASV Holdings, Inc..
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 29, 2019
           File No. 001-38089

Dear Mr. Rooke:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery